

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Daniel Schumacher
Chief Financial Officer
Proto Labs Inc
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

      Re: Proto Labs Inc
          Form 10-K for the Year Ended December 31, 2023
          Form 8-K furnished November 1, 2024
          File No. 001-35435

Dear Daniel Schumacher:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing